

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 3, 2009

J. Alison Alfers, Esq.
General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

> **Re: DigitalGlobe, Inc.**
> **Amendment No. 5 to Form S-1**
> **Filed March 24, 2009**
> **File No. 333-150235**

Dear Ms. Alfers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 9</u>

<u>Any program delays encountered in connection with the construction, launch and operational commissioning of our Worldview-2 satellite . . ., page 12</u>

1. So that investors may better assess this risk, please provide disclosure in an appropriate location of your prospectus regarding launch arrangements for WorldView-2. For example, disclose whether you have contracted with a launch service provider, scheduled a date for the launch, or encountered any delays or difficulties thus far in preparing for the launch.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

2.   Please provide disclosure addressing how the cessation of ratable revenue recognition for certain required purchases under the NextView agreement after July 2009 is expected to impact your revenue levels in 2009. Also address the other material reasons for your decreased backlog as of December 31, 2008, as disclosed on page 58, and whether or not this decreased backlog is indicative of conditions that could materially impact your ability to generate revenue growth in 2009.

Revenue, page 31

3.   We note from your disclosure on page F-12 that you expect to begin recognizing deferred DAP revenues when DAP operations commence, which is expected to coincide with WorldView-2 becoming operational. However, based on your disclosure here, it appears that there are several events, in addition to WorldView-2 becoming operational, that must occur before DAP revenues are recognized, such as the commissioning ground terminals and the receipt of approvals from the government and lenders under the senior credit facility, if necessary. Please provide disclosure that clarifies your expectations on the timing of the commencement of revenue-generating DAP operations and disclose any material uncertainties with respect to any of the aforementioned conditions.

Liquidity and Capital Resources, page 38

4.   It is unclear to us what you mean by your statement that "A delay in the launch would delay the requirement to make payments under some of our construction and launch contracts that are tied to the launch date, which would positively impact our liquidity." The statement appears to contradict your assertions elsewhere in the filing that a failure to launch WorldView-2 on time or to achieve operational commissioning on time or at all could have a material adverse effect on your business, financial condition and results of operations. In this regard, tell us the nature and magnitude of the payments that are tied to the launch date and explain how they could positively impact your liquidity as a result of a delay in the launch of WorldView-2. Also, explain whether you will be required to pay less as a result of a delay in the launch as your above statement appears to imply.

5.   Additionally, refer to your statement that "We believe that the combination of funds currently available to us and funds expected to be generated from operations will be adequate to finance our operations and development activities for the next twelve months." Tell us whether "funds expected to be generated

from operations" include revenues from a successful launch and commissioning of the WorldView-2 satellite and from a new contract award replacing the NextView agreement which expires in July 2009, both of which appear to be outside your control. If so, please revise your disclosure to explain how you would be impacted if those events do not transpire within the next twelve months.

Accounting for Stock Options, page 42

6.   For stock options issued subsequent to the option issuance on April 17, 2008, please tell us the date of each option grant, the number of options granted, the grant/exercise price and estimated fair values assigned to each option grant. Tell us the estimated fair value of your underlying common stock for each grant date including how the fair value of your common stock was determined. Provide this information in chronological order with respect to the date of each stock option grant. Also provide us with your initial public offering price range. In your response, please also address the following:

- Identify and quantify each factor that contributed to the fair value of the underlying common stock at each grant date.
- The reasons for any variance between your stock valuation and the expected initial public offering price.

Revise to provide a table in your critical accounting policies disclosing the above details for each issuance. Also, please provide the disclosures as indicated in your response to comment nine in your response letter dated June 25, 2008. Specifically, you should disclose how the third party valuation expert determined the fair valuation range of your common stock.

7.   We refer to your response to comment nine in your response letter dated June 25, 2008. Describe in detail how you utilize both the market and income approaches in your valuation of common stock. If applicable, disclose how you weighted the discounted cash flows and comparable market transactions methods and your basis for that weighting. Further, please qualitatively and quantitatively describe the significant estimates and assumptions used under the income approach and market approach in your valuation models to determine the fair value of your common stock.

For example, since you utilize the discounted cash flow approach, you should disclose at a minimum:

- the discount rates, how those discount rates were determined and how they relate to a "cost of capital commensurate with the risk of an investment in the Company."

- how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
- your consideration of any market risk premiums.

Compensation Discussion and Analysis, page 66

Compensation Process, Peer Group Selection and Benchmarking, page 66

8.   In the last full paragraph on page 67, you disclose how the chief executive officer recommended the number of options granted to executives based on 2007 performance factors such as individual performance against departmental goals and personal goals and that these options were granted in March 2008. However, your disclosure regarding equity award grants in 2008 on pages 70 to 72 does not describe how such departmental goals and personal goals factored into compensation committee decisions. Please revise to explain.

Components of Executive Compensation, page 68

Base Salary, page 68

9.   Please discuss the reasons for the increases in Ms. Smith's and Mr. Spruill's base salaries.

10.   We note your response to comment five in our letter dated July 3, 2008. Please disclose in the prospectus that you used the Adjusted EBITDA measure defined on page seven in connection with the 2008 Success Sharing Plan.

Agreements with Named Executive Officers, page 75

Employment Agreement with Ms. Smith, page 75

11.   With respect to the 150,000 restricted shares granted to Ms. Smith on November 3, 2008, please disclose whether the first installment of such shares vested on March 31, 2009, the first scheduled vesting date. In your Compensation Discussion and Analysis, disclose the 2008 performance goals that were used to determine whether or not these shares vested and discuss the extent to which these goals were achieved.

12.   We note that Ms. Smith received equity awards in connection with her new employment agreement in 2008, but that Messrs. Spruill and Smith and Dr. Scott did not receive any equity awards in connection with their new employment agreements in 2008. We note further that Ms. Smith's employment agreement includes provisions for a stock award in connection with an initial public offering.

Please explain in your Compensation Discussion and Analysis why Ms. Smith is the only named executive officer that received these benefits.

 Certain Relationships and Related Party Transactions, page 81

13.   We note your response to comment six in our letter dated July 3, 2008. We have reviewed your response, your prospectus disclosure, and the Hitachi data distribution agreement and are unable to understand why you are not eligible to receive a minimum level of fees pursuant to the agreement. Please provide a detailed explanation in your response letter, including references to specific contractual provisions, of why you are not eligible to receive any minimum level of fees now and will not become eligible to receive any such fees in the future.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Courtney A. Dinsmore, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile: (917) 777-3766